Exhibit 99.6
WIPRO LIMITED
Investors/Analysts Conference Call for the quarter ended September 30, 2006
6:45 PM Indian Standard Time, October 18, 2006
Moderator
Ladies and gentlemen, thank you for standing by and welcome to the Wipro earnings conference call. At this time all participants are in the listen-only mode, later we will conduct a question and answer session. Instructions will be given at that time. If you should require any assistance during the call, please * and then 0. As a reminder this conference is being recorded. I would now like to turn the conference over to Rajesh. Please go ahead.
Rajesh Ramaiah
Ladies and gentlemen, a very good morning to you in America and good day to you all in the other parts of the world. My name is Rajesh Ramaiah and I am based in Bangalore. Along with Sridhar in New Jersey and Jatin in Bangalore, we handle the investor interphase for Wipro. We thank you for your interest in Wipro. It is with great pleasure I welcome you to Wipro’s teleconference post our results for the second fiscal quarter ended September 30th 2006.
We have with us Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapaty, Chief Financial Officer, who will comment on the results of Wipro for the quarter ended September 30th 2006. They are joined by other members of the company’s senior management who will answer questions which you may have. The conference call will be archived and a transcript will be available on our website wipro.com.
Before Mr. Premji starts his address, let me draw your attention to the fact that during the call we might make certain forward-looking statements within the meeting of the Private Securities Litigation Reform Act of 1995. These statements are based on the management’s current expectations and are associated with uncertainty and risk, which could cause the actual results to differ materially from those expected. These uncertainties and risk factors have been explained in detail in our filings with the Securities Exchange Commission of the USA. Wipro does not undertake any obligation to update forward-looking statements to reflect events or the circumstances after the date of filing there of. Ladies and gentlemen, Mr. Azim Premji, Chairman Wipro.
Azim Premji
Good morning to all of you all. By now you would have seen results for the quarter ended September 30th 2006. While the management team would be happy to answer your queries, I would like to take some time before that to share some thoughts on our performance and prospects.

For the quarter ended September 30th 2006, Wipro Limited recorded revenue growth of 41% and net income growth of 48%. We are seeing a great momentum in all our businesses. Revenues from our global IT services at $589 million for the quarter were well ahead of our guidance of $577 million primarily driven by strong growth in our differentiated services at focus vertical. Financial solutions and testing services have delivered 50% year-on-year growth for the last 8 quarters. In the quarter we had double-digit sequential growth from enterprise application services, technology infrastructure services, retail, and TMTS verticals. We added 54 new clients of which 11 were Global 500 or Fortune 1000 clients.
Our business process outsourcing business delivered a strong revenue growth this quarter and yet again expanded margins. Over the last couple of quarters, our BPO business has demonstrated consistent improvements in profitability and significant customer wins, reinforcing our confidence that it is moving in the right direction of delivering industry leading growth rates.
Our India, Middle East, and Asia Pacific IT business recorded strong year-on-year revenue growth of 28% and profit before interest and tax of 30%.
Wipro consumer care and lighting business also grew well with 38% year-on-year revenue growth and 29% year-on-year profit growth.
On acquisitions, we are making good progress on the integration of each of the acquired entities. The growth rate of revenues in our acquisition is significantly ahead of the company growth rate. Acquisitions in aggregate turned around to deliver a marginal profit during the quarter as compared to a loss in the previous quarter.
Overall, we believe that the demand environment is robust and we have the right strategy in place. The investments we made during the last 12 months are beginning to deliver value. As we move into the second half of the year, we see good prospects ahead. I will now request Suresh Senapaty, our CFO, to comment on financial results before we take questions.
Suresh Senapaty
A very good morning to all of you in the Unites States and Europe and a good evening to all of you in Asia. Let me commence by highlighting the fact that for the convenience of the readers our US GAAP financial statements have been translated into dollars at the noon buying rates in New York city on 29th of September 2006 and certified by the Reserve Bank of New York, which is 1 US dollar is equal to Rs. 45.95, I repeat 1 US dollar is equal to Rs. 45.95. Accordingly, revenues of our global IT services segment that was USD $588.9 million or in rupee term Rs. 27.17 billion appears in our earnings release as USD $591 million based on the convenience translation. Global IT services revenues of this quarter of $588.9 million included $539.4 million of IT services and $49.5 million of BPO services. The sequential revenue growth of 9.2% in global IT services segment was comprised of 9.3% growth in revenues of IT services and 8.5% growth in revenues of BPO services. Sequential revenue growth of 9.3% in IT services was primarily driven by volume growth of 7.9% and blended realization improvement of 0.9%. Revenue growth of global IT services segment excluding revenues from acquisitions consolidated during this quarter was 6.9% sequentially. On foreign exchange front our realized rate for the quarter was Rs. 46.14 versus the rate of 45.43 realized for the quarter ended 30th June 2006. At that period end after assigning to the asset on the balance sheet, we have about $377 million of hedges at rates between Rs. 45.10 and Rs. 46.70. During the quarter, we took non-cash charge for restricted stock units and have affected wage hike in September for some of our employees, which impacted our margins by approximately 100 basis points. The improvement in our employee mix offset a significant portion of the margin dilution due to wage hikes and RSU charge. We had an improvement in the margins of our BPO business by 470 basis points sequentially, driven by higher productivity and improved utilization. Our onsite mix increased by 1.5% on account of acquisition revenue and initial ramp up for some of the large projects commenced during the quarter.
For the quarter ending December 2006, we expect volume led growth with price realizations being impacted by lower billing days. In line with our plans we will effect offshore wage hikes for employees not covered in Q2. The combined impact of these wage hikes for Q3 of 2006-2007 would be around 200 basis points. We endeavor to offset a significant portion of the impact through factors like improved utilization and employee mix, better profitability on acquisition, leverage on SG&A, and expecting margin to be in a narrow range excluding the impact of exchange rate fluctuation.
We will be glad to take questions now.
Moderator
Yes, would you like to take questions?
Suresh Senapaty
Yeah.
Moderator
Thank you all. Ladies and gentlemen, if you wish to ask the questions please press * then 1 on your touchtone phone. Those who hear a tone indicating you have been placed in the queue. You may remove yourself from the queue at anytime by pressing the pound key. If you are using a speakerphone, please pick up the handset before pressing the numbers. Once again if you have a question or a comment please press *1 at this time. We do have a question from the line of Moshe Katri with Cowen & Company. Please go ahead.
Moshe Katri
Yeah, thanks. Suresh can you repeat some of the factors that benefited your impacted margins? I am curious in terms of the you know what currency, whether there was an impact from currency, or the dilution or from acquisitions, pricing, and then wage hikes, may be you can kind of give us a feel in terms of the impact or the benefit in terms of basis points for the quarter?
Suresh Senapaty
If you look at the Q1, margins were 24.2%, this is for the IT services as well as BPO combined, and we ended the current quarter, that is Q2, at 24.5%. So just to give you a walk of what the minuses and what the plusses where, we had RSU and salary increase of about 1%. We had an utilization drop which impacted about 0.6%, and we had a dilution on account of acquisitions of about 0.6%. Net-net that was about 2.3% net minus. But the plusses were the bulge improvement of about 0.8%, visa expenses about 0.4%, margin expansion in BPO has contributed to about 0.5% of the total level, price realization is about 0.2%, and the others are 0.2% which comes to a total positive impact of 2.5%. So net-net there has been a margin expansion by about 30 basis points under US GAAP from 24.2% to 24.5%.
Moshe Katri
Understood, and can you also comment may be Mr. Premji can do that, comment on the sequential increases in turn over rates during the past two quarters, and I think you know for this quarter I think you were at 18%, which is relatively high, what are we doing to bring down those levels?
Suresh Senapaty
We have Pratik who heads our HR, I will request him to respond to that.
Pratik
Yeah hi, this is Prateek here. The attrition rate is 17.5% which has been rounded off to 18%. In the previous quarter, it was at 17.1% so we have not seen any noticeable change from what we experienced in the last quarter. As Suresh shared with you all, we had our RSU grants kicking in previous quarter and we also had the salary increase on for our employees, which were effected from September, which covered almost 2/3rd of our employees. The balance are going to get covered in November 1st and we have already seen the early signs of decline from the time we effected some of these changes and we are hoping that all these actions which we are taking, we should be able to see a south ward trend from this quarter onwards on attrition.
Moshe Katri
If you look at your average wages or average comp are you comparable to the you know some of your peers, are you a 100% comparable, are you 70% or we still catching, or you still kind of playing catch up at this point?
Pratik
It depends on who you have in mind, but people whom we actually benchmark against we are quite comfortable.
Suresh Senapaty
At least for those of that we have given on 1st of September we are. The one which we are likely to give on 1st of November we will match when we give on the 1st of November.
Moshe Katri
Okay, thanks.

Moderator
Thank you. We do have a question from the line of Tripp Chowdhary with Global Equities Research. Please go ahead.
Tripp Chowdhary
Thank you again and congratulations on very good execution here. Two questions, first is on the acquisition front you have played some, I would say small size acquisitions, do you think the acquisition size may increase moving forward?
Suresh Senapaty
We have talked about acquisition strategy in terms of a single and that does not described any kind of a size except that we have to have a minimum size, which is otherwise what we are acquiring. From that perspective, it so happened that some of the opportunities that you look at and therefore the target that we found are of a smaller nature, size, but given the six acquisitions that we have done and the kind of experience we have gained particularly in the last 9 months, it gives us the confidence that we can go about for larger size, and size is not a constraint for us. It is the strategic value which is important for us, and of course there is a cultural and financial fit we would go ahead and size will not hold us back.
Tripp Chowdhary
Very good, on the BPO front you executed very, very well, I was wondering if anybody in the BPO division can give some insight like how does your BPO division, I think it is Spectramind division basically compare with Daksh IBM, like both BPO units seems to be executing very well, but I am trying to get a sense like what are the key drivers and what are the key reasons the margin expansion occurred?
TK Kurien
Okay, this is TK Kurien, so let me answer that. On the BPO front there are two things that we did. One is if you go back 5 quarters ago when our margin was running at around 9%, we clearly our top line was primarily quite wedge-centric and we were basically selling wedges to customers, so if people wanted cost center solutions we were selling cost center solutions, if they wanted email solutions we were selling them email solutions. Over the path of an year, we made a transition as far as the top line is concerned and we have moved the next more into transaction processing, so today we work with back-office services area. We work in the back office area, and also what we have done is if we are selling integrated end-to-end solutions back to customers. The minute you sell integrated solutions back to customers then what happens is obviously what you see is that the power of the customer to unbundle a sale and negotiate price goes down considerably and that helped us in terms of getting better realization that is in the top line. On the operational front primarily it has been driven by a couple of factors: #1 is higher utilization, and you can see that in our number, and second is the fact that we have kept our cost structures except the SG&A pretty much under control.
Tripp Chowdhary

Very good. Also what I was wondering is with the upcoming release of Microsoft Vista it is a much understanding like you have worked very closely with Microsoft in a way to also help them develop Vista with driver development and other stuff. I was wondering at a very macro big picture, do you see your business to have some tail winds because of some migration that may occur on Vista from current systems or some infrastructure management business may see some pick up, because of this platform change that may be occurring within say next 6 to 8 months.
TK Kurien
So let me pass that question on to Mr. Ramesh Emani.
Ramesh Emani
Yeah, let me just restate the question you have asked to make sure I have understood it clearly. You were talking about the Vista migration opportunities.
Tripp Chowdhary
Yes.
Ramesh Emani
So Vista migration opportunities can come from two aspects, one is from a desktop migration, which we typically run through our TIS practice, our IT infrastructure practice, we have one similar scene when Microsoft had launched XP program or when they had launched their exchange 2000. We have done these kind of practices before and we will be able to replicate the same once again. The second aspect of Vista migration comes to the application software and for specialized software; so that you know they will run well in the Vista area. We are already one of the certified Vista migration partners for Microsoft, so if you go to Microsoft web site you will find Wipro as one of the authorized partners. We are working with various software providers in terms of how we can port their packages to Vista and to ensure that they will work, so we are working together with our testing practice and with our porting practice so that we can exploit this whole opportunity. I hope I have answered your question.
Tripp Chowdhary
Yes, it was very good. Again congratulations on phenomenal execution.
Ramesh Emani
Thank you.
Moderator
Thank you. We have a question from the line of Joseph Foresi with Jenny Montgomery Scott. Please go ahead.
Joseph Foresi

Hi gentlemen, and congratulations on some excellent execution here. I was just wondering if I first get some clarity on some numbers here. I think there was a $6 million gain in operations, other gains under operational expenses, can you just may be break that down for me, is that a hedge or where does that $6 million coming from?
Lan
This primarily pertains to some of the amount receivable on certain projects and since they are reimbursement of certain new projects they cannot be taken in the top line as per GAAP. Similarly, since it will not pertain to one particular head of cost, that is put under others. For practical purposes this is a part of process gains.
Joseph Foresi
Okay, just to switching gears, I know you guys explained on your earlier call sort of what you know what you are seeing in the pricing environment. May be you could just give us your own thoughts on why pricing is going up and you know how that processes is being accepted by the clients
Girish Paranjpe
Hi Girish here. I want to kind of answer this in two parts. One is how do we see these kind of bill rates walk and how this is reflected in the realizations, and these two things are slightly different. The bill rates that we have with our client have undergone revision upwards both for existing clients where we have been able to do some negotiated upwards, between the modest one, but we have been able to do that on a case to case basis as contracts fall due for renewal. Also new clients have come at slightly better rates than what have been the prevalent rates. Now all of that does not automatically get consolidated into the realization as we report in our financials, and the reason why it does not get reflected there automatically is because the bill rates that the agreements with our clients are by skill, by experience, by sometimes even by geography, and the mix that this kind of translates into realization can be slightly different and that is why you may not see a one to one comparison between how the bill rates have moved towards this, how the realization is, but having said that the overall environment is positive from our client side about having modest price increases as far as they can see it, as long as we can demonstrate to them that we are not just going for price increase without doing any corresponding productivity gains for them.
Joseph Foresi
May be switching gears, obviously you did a larger percentage of onsite work this quarter. Should we expect that to continue next quarter or should we see may be switch more the offshore or is there any ramp up on any new project?
Sudip Banerjee
Let me just go back to the previous point that you were making. I think three or four things are driving the case for an increase. One is the superior execution that we have demonstrated over the last few months and that is giving us the confidence to be able to go back and ask our customers for giving us the increase in the existing contracts. The second is that there is a shortage that we are seeing all around in the market place for key talent, particularly at the specialized service areas, whether it is the enterprise application space or the infrastructure management space or the data warehousing space etc. The third which is driving the case for the relatively better pricing is the fact that in the local markets the cost of such talent is increasing even faster, so from the customer’s point of view it is still (A) that we have those skills and (B) the increase is still modest compared to what they would have to pay in the local market, and (C) they are seeing that there is a significant improvement in execution by people working out of here in this offshore-onsite model, and that is why they are willing to have these conversations with us and that is why over the course of the previous quarter wherever we have been able to come up with the renewals which were due in the majority of the cases, we have been able to get modest increase.
Girish Paranjpe
I think you asked the second question about onsite offshore ratio and whether you should expect the onsite ratio to continue to decline, and our view is that there may not be any significant increase. The reason why we are higher onshore this time is because of the acquisitions that we made, which you are necessarily to do with more people in global markets.
Suresh Senapaty
Like the way we go about is that onsite and offshore increase as a mix, I think each and every SBU drives that, every vertical drives that, but when you look at the mix of growth in the sense that lets say some of the practices have a higher onsite centricity and that grows faster, it definitely takes overall onsite up. But if you ask each practice each vertical whether the offshore has improved? Yes, it has improved in favor of offshore. But when you look at the mix of business in a cumulative terms, it has gone up.
Joseph Foresi
Great, thanks for both those explanations. Just one last question, and I don’t know if you guys have the numbers available, but I was curious if you could give me a rough idea what the attrition rates are at the middle management level and may be some of the idea what the average salary currently is at that level?
Suresh Senapaty
No we have not shared the attrition at various levels, but like Pratik had explained just before few questions in terms of our overall approach to attrition and how we have dealt with it and how we are feeling because of the comp increase we gave in September and what we are planning to give in November where it will have a sobering impact versus what we achieved last quarter. And just without sharing the data point, we are fairly comfortable in terms of what attritions we are seeing in the middle management level.
Joseph Foresi
Great, thank you guys and nice execution this quarter.
Suresh Senapaty

Thank you.
Moderator
Thank you. We also have a question from the line of Brian Kingwood with Prudential. Please go ahead.
Brian Kingwood
Yeah hi, I think you guys gave some numbers, but I just could not get it. The amount of acquisitions, how much is revenue did acquisitions contribute in the quarter?
Suresh Senapaty
It was around $30 million. In rupee terms it is 1324 million rupees.
Brian Kingwood
And it was 13, one three, in US or 30?
Suresh Senapaty
30.
Brian Kingwood
30.
Suresh Senapaty
It is a rough number but the actual number we have reflected in the book are Rs. 1324 million for the quarter.
Brian Kingwood
Right and did all the acquisitions that you guys have made over the last 6 to 12 months, are all those closed or there are still few out there that they close or need to close, because I guess I am thinking about next quarter how much new acquisition revenue goes in there?
Suresh Senapaty
So far as whatever announcements we have done, in the IT segment it has all been consummated by September 30th and it has been reflected in the Q2 results. Therefore from the June quarter consequently the guidance that we are giving which is USD $633 million, which is about 7.5% sequential, and on an apple to apple comparison for Q2 versus Q3. And if we were to announce anymore acquisitions, it will be an add on.
Brian Kingwood

Right and it is just I guess sequentially the growth is almost 10.7% in the IT services space, now with that guidance, it is around 7% sequentially. Is that mostly the difference there is the difference in acquisitions, the ramp up obviously now that you have most of the acquisitions in the numbers that you will see a little bit of a drop there or there is also some seasonality why there is a slight down take from that almost the 11% number to 7%?
Sudip Banerjee
There are two things, one is last quarter our dollar sequential growth was 9.3% and this quarter there is an impact of the lower number of working days and that has been factored into the guidance as we have said.
Suresh Senapaty
But you will see that I mean last quarter we had given a guidance of about 7% and this quarter it will be 7.5% with the apple to apple comparison of the organic and acquisitions completed in Q2, whereas last quarter we had some of the acquisitions which got consummated during the quarter which are not reflected in the Q1 revenue.
Brian Kingwood
Okay, great. Okay then just a last question on people, can you talk to us a little bit on the hiring environment we are hearing kind of mixed things coming out of India about recruitment for freshers. Can you talk about what Wipro is doing and kind of what you see going forward for hiring?
Pratik
Our hiring strategies would continue to be two pronged that we will continue to hire from the engineering schools which comprise roughly about 50% of our total hiring effort and we will continue to look for good talent to come in from the experienced talent pool, we refer to as the lateral hiring. The one thing which we have done consciously this year is that we have shifted to a more even spread of rookies joining into the company instead of all of them coming in at one point one time of the year, and that we have been able to make that transition fairly comfortably. What we are also doing in addition is that we are experimenting with non-engineering talent pool as well, so these are the bachelor of science graduates and this year just to help you understand, we would be taking in between 1700 to 2000 people in our software business, taking them through intensive training program and get them ready to be deployed on our assignments within the organization. So we are quite comfortable the way we look at the opportunities for bringing in the right kind of talent, and with the investment which we have made in our training capability we think we should be able to manage this crunch.
Brian Kingwood
What percentage in your hires are freshers now?
Pratik
That is roughly 50%.

Brian Kingwood
Okay, thank you very much.
Moderator
We also have a question from the line of Alan Hellawell with Lehman Brothers. Please go ahead.
Alan Hellawell
Yeah, thank you very much. This question I guess would be probably focussed at Mr. Emani. I hope you are doing well. I was just hoping to get some insight about the discussions we have had about possible softness in spending from your telecoms equipment customers given the precedence that they look at whole combination and the cooperation between Nokia and Siemens and what not. Have you started to see that and if so given your experience when would you expect some kind of a recovery in spending there?
Ramesh Emani
So, I think from the time we met, I think we met about a month back, I don’t think things have really changed much. One change is you know the Alcatel Lucent merger has got the regulatory approval and you know Nokia and Siemens JV is proceeding as per the earlier plans. So, I do not at this stage you know there is no big change. We think we should start seeing some results may be in Q4, but I cannot say anything as of now.
Alan Hellawell
Okay, well thank you very much.
Suresh Senapaty
And that has been embedded into the guidance that we have given for Q3.
Alan Hellawell
I understand, I appreciate that, thank you.
Moderator
We have a question from the line of Julio Quinteros with Goldman Sachs. Please go ahead.
Julio Quinteros
Sure, hey guys can you just walk us through the changes you know as you kind of look at the large clients versus small clients, just talk a little bit about the penetration that you see amongst your top clients whether that is new service line expansion or is it just growth at the same kind of work, I just want to get a sense for whether you guys are actually succeeding on penetrating with your new services. Thanks.
Girish Paranjpe
Hi, Girish here. I think we are seeing significant traction with our existing clients on selling new service lines, and the fact that we have long heritage on some of the newer service lines like remote infrastructure management as well as business process outsourcing, our ability to cross sell new service lines is really the key to our account growth.
Julio Quinteros
Okay and then on your top clients, want to confirm, is that the same client from last quarter or has they changed this quarter?
Girish Paranjpe
Top 5 there has been no change.
Julio Quinteros
Top clients.
Girish Paranjpe
Top 5 clients there has been no change, top client no change.
Julio Quinteros
Okay, great. Thanks.
Moderator
We have a question from the line of Abhi Gami from Bank of America.
Abhi Gami
Good morning, couple of questions. First, your BPO head count was down sequentially again nobody got good productivity to get the revenue gain. Can you talk about the mix of the employee base within BPO, how many are still doing call center related work versus not call center work and what are your head count goals to that business?
TK Kurien
On the head count itself, I think I kind of explained a little earlier in the conversations that I had. #1 is the mix of business is kind of clearly changing for us, so what is happening is that as we kind of churn out some of the businesses that are low value add and low margin for us, and we bring in new skill sets, the overall head count would not change. But having said that, as we go across the next couple of quarters we see some change happening as far as head count is concerned with the head count going up. In terms of the number of people who are doing voice and non-voice business, we have stopped measuring it in that form. So typically what we do is we look at execution services and what we call different as just simple wedges that we sell. As far as integrated services are concerned, integrated services today are around 21% of our revenue and you could derive your own numbers in terms of the head count deployed, which is clearly integrated services will give you higher realization.
Abhi Gami
Okay, great, another question. The wage hike you are going to be putting through this quarter, that is primarily onsite wage hike or any of the offsite wage hike in the December quarter.
Suresh Senapaty
This is only the offshore wage hike. The 2/3rd have been already covered on 1st of September and the balance will get covered on 1st of November.
Abhi Gami
When will the onsite hikes go through?
Suresh Senapaty
The expectation is it will be reviewed in the fourth quarter.
Abhi Gami
You mentioned earlier that you are increasingly experimenting with bachelor of science hiring. Can you talk about what differences there might be in their training, whether duration or type of training, and if you have any early data on their take up rate, are the hiring and retaining similar levels as other employees, are they different, what is happening there? Thank you.
Pratik
Yeah, let me just try and capture your questions, this is about the B.Sc. science graduates and how we take them through our own training program internally. So we have a fairly well institutionalized program, we call it as Wipro Academy for Software Excellence, and through this program we bring in bright bachelor of science graduates. We put them on a program which has a tie up with one of the leading engineering schools in the country. This program actually runs for a duration of 4 years. At the end of 4th year if they clear the program successfully they get a masters in software engineering. The interesting thing about this program is that the entire fees is getting reimbursed by the company. We also pay a scholarship to these B.Sc. science graduates who are coming in. They attend classroom sessions on Fridays and Saturdays and the remaining part of the week they are working in our in house projects as well as customer project if need be. Post completion of the program, they have a choice to be absorbed in the company full time and because of the investment which we have made there will be an obligation for them to stay on in the organization for another additional 15 months. By the way this program has now been running in Wipro for last

10 years. It has been found to be extremely good. The feedback that we get from our customers as well as from our leaders and managers internally is very very positive, which has given us the confidence to scale up the program. While we were taking in numbers like 400, 500 every year, this year we are actually bringing it up to 2000 numbers. Just in terms of the kind of projects where all we can actually deploy them, we find that we can actually deploy them with the kind of training they go through pretty much in all kinds of projects where we would employ otherwise our engineering population. Cost wise it is a huge advantage as well.
Abhi Gami
Thank you.
Moderator
We have a question from the line of Rama Rao with RR Capital Management. Please go ahead.
Rama Rao
Good morning gentlemen, very good growth. If you have to break down this revenue growth in terms of the geographical regions like North America, Europe, and Japan, and Asia, how does it break down?
Suresh Senapaty
When we had a very good growth from Japan in the last quarter from a sequential as well as a YoY perspective, but otherwise the growth in US and Europe have been fairly decent in the similar scale.
Rama Rao
You will not be able to quantify the growth in different regions?
Suresh Senapaty
The US was about 8.9% sequentially and Europe was about 7.5%, Japan was about 22.7%.
Rama Rao
Very good, and how does the net profit margin in these different geographical region compares with themselves?
Suresh Senapaty
We strictly do not look at it that way because multiple customers that we have operate from multiple geographies, so from that perspective we address one customer, it could be in the North America as well as Europe, as well as Japan, and hence the way we look at it as a customer approach as opposed to a geography accounts.

Rama Rao
Okay, alright, then the last question, if I can ask you a bigger picture question, how do you see the global economy and in particular US economy’s unfolding in the near future and its impact on your growth on a going quarter basis?
Suresh Senapaty
Well if you look at where I see the reports that are available in the US economy, I mean I don’t claim to be an expert, there are fairly a mixed bag in terms of lot of optimism and lot of pessimism in terms of the growth slow down etc., etc. net-net if the takeaways were to be summarize one sees that there could be some amount of softness in the real estate or housing area, and therefore perhaps in the retail, but not so much in the financial services and many other technology and some support. However, so far as the Indian IT industry is concerned, we really do not get impacted whether the US economy does well or does not do well. We do get impacted favorably because if the economy does well then the IT spend goes up and when the IT spend goes up then it will be more offshoring and India is the right place from a scaling perspective because it would be able to provide that kind of skill set. When the economy does not do well, the IT budget tends to be frozen or tends to be restricted and the companies seek to have higher deployment of IT because the customers are picking more and more differentiated services, employees are picking more and more IT deployment because less number of people have to do that particular work and therefore higher IT deployment, and for that we are able to higher bang for the buck, and that is where again the Indian IT companies benefit out of it. So generally Indian IT companies have benefited on both the situation, it is only when there is a complete uncertainty where some amount of hold back does happen, but otherwise that is how so far our experience has been and we think going forward also we will not get impacted adversely.
Rama Rao
Very good, thank you.
Moderator
We have a question from the line of Ashish Thadani with Gilford Securities.
Ashish Thadani
Good evening and great quarter. One or two questions, is there any over-riding reason why outlook is somewhat subdued in comparison to lets say an Infosys, which has guided towards more than 40% growth in the next quarter, I think yours translates to about 30% year-on-year may be little less in an organic basis.
Suresh Senapaty
Ashish if you look at the sequential growth we have guided 7.5%, and whatever guidances I think so far which tends to me much much better including our own guidance in the last quarter and in the previous two quarters, plus we have to also look at that the guidance of 7.5% that we have given is little different than the last quarter because there are no new acquisitions that is being added on, all the acquisitions that we have done have been completely reflected in Q2 and also in Q3. If there has to be any new announcement it will be add on. Also you have to factor for the billing rates being lower in Q3 compared to Q2.
Ashish Thadani
Right, but to adjust ...
Suresh Senapaty
All of that is significantly better guidance than what we did last time.
Ashish Thadani
But on a year-on-year basis, which would iron out all of these you know the acquisitions to some extent as well as the seasonality, we are looking for roughly about 30% or slightly high.
Suresh Senapaty
Well Ashish with the IT services companies they do quarter-on-quarter much more, and the YoY is gone, and also if you look at last time, we had very, very good Q3, so from that perspective the YoY in terms of actual what should be guidance is not reflective.
Ashish Thadani
Correct, because I think last year if I am not mistaken you had 13% quarter-on-quarter growth.
Suresh Senapaty
That is correct.
Ashish Thadani
Okay, so may be that explains it. Also the magnitude of wage hikes, could you throw some light on that you know what the year-on-year number might be?
Suresh Senapaty
They are similar in terms of what we gave on 1st of September and we expect it to be in the similar lines what we will do on 1st on November, which is about around 12% for offshore.
Ashish Thadani
And for onsite is there a number?
Suresh Senapaty

Onsite we will be able to communicate the number and next time when we see the January which is due for revision, where we will come to grip over it by the end of this quarter.
Ashish Thadani
Okay terrific, and final question, could you put the current SEZ debate into context specifically do you envision any scenario that could impact the sector and favorably?
Suresh Senapaty
I think multiple statements have come apart from what has been there in the vision acts from the guidelines by the Finance Minister, Prime Minister, Commerce Minister, all have been re-inforcing the SEZ and the progress has been generally good. I think all is required is little amount of further clarification on some of the regulatory environment, so that the kind of restrictions are there can be little more relaxed whereby there is you know the productivity that can be achieved, the cycle time that can be achieved, and the permissions can be much more smoother, but otherwise we think the government is fairly continuing to current SEZ.
Ashish Thadani
Thanks.
Suresh Senapaty
There is also a request from the IT industry and multiple other industries that the current regime of software Technology Parks will get extended and which is also seeming to be getting more and more favorable support and in fact if that were to happen that will also be good and in fact the governments should do it.
Ashish Thadani
When might that happen, the latter you mentioned, the STPI extension, one way or the other?
Suresh Senapaty
The indication we can get is perhaps in the budget speech of the Finance Minister in case it in case they consider it favorably.
Ashish Thadani
Terrific, good luck, thank you.
Suresh Senapaty
Thank you.
Moderator

We have a question from the line of Anthony Miller. Please go ahead.
Anthony Miller
Hello again gentlemen, my question is around BPO, there were three things just a bit of clarification please. Firstly, how come the number of customers going up but the number of processes goes down? Secondly, your head count went down, but the occupied seats went up.
Suresh Senapaty
Can you speak a little louder please?
Anthony Miller
So the first question was how come the number of customers went up yet the number of processes went down? Second, how come your head count, BPO head count, went down but the occupied seats went up and your available seats went down? And finally, just on the margin obviously jumped back considerably 24%, can I just reconfirm based on the earlier calls that you are expecting BPO margins generally between 18 and 22%, therefore do you expect the margin now to come down to that level?
TK Kurien
Okay, let me answer that. All the questions will be answered in the order you have asked it. Now first is why have the number of processes come down while the customers come down, and the reason is very simple, it is actually only one process come down. The reason is very simple, increasingly, what we are trying to do is we look for standardization between processes, and that is the only way you can get scale, and that is what we are doing in our business, so that is the first answer.
Anthony Miller
Basically it is shared service.
TK Kurien
Exactly.
Anthony Miller
Okay.
TK Kurien
Okay and that is the only way this business can ever be scaled, because if you cannot you really have to pick it and play them hard. On the second question in terms of why has head count come down? I think I kind of answered that in the previous, I gave an answer to my previous question that was asked, which was what we are doing is mix is changing and because of that head count is going to come down, it has come down last quarter. We expect to see a bump up, some increase in head count in the next couple of quarters going forward.
Anthony Miller
Yes, my question was actually how come the occupied seats went up even though the head count went down?
TK Kurien
Okay, the occupied seats went up primarily because what we do is that we allocate seats by process, so once if seat is allocated by process automatically what will happen is that depending upon, so assuming that we have process of 300 people that has come in, we will allocate 300 seats to the process. The utilization is seat, we may have only 100 people actually occupying the seat.
Suresh Senapaty
But you could see the utilization dropped marginally.
TK Kurien
Yeah that is what utilization has actually dropped marginally.

Anthony Miller

Okay, alright.
TK Kurien
Okay, so any other questions.
Anthony Miller
Oh, yes the third question was just on the margin, is it the case that the margins well may drop back to the 18 to 22% range?
TK Kurien
What we have always guided till now has been that our margins would remain in a band between 20 and 22%, and we would like to stick on that value.
Suresh Senapaty
So it is not necessarily means that we are going to drop down to 18% because we had already achieved 22%, but we still say that stay in that range and that is a hope that we will be around those numbers. Like we said that Q2 and Q3 we expect our overall margins to be in the narrow range and consequently BPO would also follow within that bracket.
Anthony Miller

Okay, thank you very much.
Suresh Senapaty
Thank you.
Moderator
Thank you. We have a follow up question from Moshe Katri. Please go ahead.
Moshe Katri
Yeah, thanks, just to clarify, you did have a impact from the dilution from some of the acquisitions that you have made recently. When do you think that impact kind of goes away? How long will that take do you think?
Suresh Senapaty
Actually if you had seen just on the Indian GAAP we had a total loss in Q1 for all the acquisitions which we did add up the EBIT that got generated, out of about 6 we have 2 are making losses and 4 are profitable and 2 not-profitable. We expect in the current quarter one of those losses entity to be breaking even and perhaps the next quarter will be the other one also will get break even. So eventually we are expecting the profit margins to go up quarter after quarter and over a period of 6 quarters or so, we expect them to normalize in terms of what we had expected them to be delivering including the synergies.
Moshe Katri
In terms of your M&A pipeline, I think someone asked the question here, should we still expect a potential dilutive impact of you know future acquisitions? Is it something that you guys focus on? I mean are you willing to take dilution from future acquisitions as well? Should we expect that to happen?
Suresh Senapaty
If you look at the acquisitions and dilutions in Q2 was about 1.3% on the Indian GAAP and this is more about 1.6% on the US GAAP. Since this is already an investment taken in our overall 22.5% operating margin, eventually in following quarters we will see improvement in this, which means this dilution will come down and that will give us appetite to be able to make something more. So overall we think that the operating margins of around 25% is something that we should be able to maintain for acquisition.
Moshe Katri
Thanks.
Moderator
We have a question from the line of Sandra.

Sandra
Thank you for taking my question. I was wondering if you have a sense of what percentage of your business that comes from multiyear contracts of renewed 2006 and what that number is going to look like in 2007.
Suresh Senapaty
If you look at the profile of our contracts, typically they are customers over the last 5 years, 6 years, 10 years, 15 years, while the contracts may not be structured as multiyear contracts they are master sales agreement that we have and on an ongoing basis, the execution and requirement of the customers keeps coming and it gets executed. So they are not structured as multimillion multiyear contracts, but they are in this form, and yet over the past about 1 or 2 years we have started getting multimillion dollars larger contracts as we have also seen in the last Q2, but as a percentage of total revenue it is still the small components. In the next 2 years or 3 years would it change significantly? I would say there would be some uptick that we expect, but it will not make a significant change in the overall mix of the revenues in terms of the way it is structured as to how much is on an ongoing basis over the 3 years or 5 years contract.
Sandra
Okay and then my follow up question is, and it is separate topic, do you have by any chance what the acceptance rate is for freshers in terms of offers that have beneficially made to them and then how many of those actually show up for work?
Pratik
Our offer to acceptance, our offer to joining ratio is running currently at 80%.
Sandra
80%, and then how many of that 80% actually comes in?
Pratik
The data which I provided to you was offer to joining.
Sandra
I understand that, but I am wondering if after a fresher has accepted a position is there a percentage of the people that have accepted that actually do not show up for work?
Suresh Senapaty
I know but we have not given an intermediate data point. We are saying that out of 100 people that we offer 80 join and do work.
Sandra

Okay, alright, great, thank you.
Pratik
and it has not changed over the last few years.
Moderator
We have a question from Daniel Zoo, Please go ahead. Your line is open Mr. Zoo.
Daniel
Okay, can you hear me now?
Azim Premji
Yes, we can hear you.
Daniel
Okay, earlier you guys were talking about your BPO services, you know the margins could be increasing steadily actually very fast, and speaking after the IT services I was looking at the gross margins from 5 quarters ago and I see the gross margins has been slowly creeping down. Do you expect the current trend to continue and what are your expectations over next quarter for the gross margin for your IT services?
Suresh Senapaty
Like I said that we have said that so far as the operating margin for the coming quarter, that is Q3 is concerned, it will be in the narrow range of what we achieved in Q2.
Daniel
Okay, so next quarter you would be expanding to around higher 30%, is that correct?
Suresh Senapaty
What was the percentage you said? In the US GAAP we have posted an EBIT of 24.5% and yes corresponding gross margin, yes there will be within a range, a narrow range.
Daniel
Okay, thank you.
Suresh Senapaty
Thank you.
Moderator
We have no other questions at this time, please continue.

Rajesh Ramaiah
Thank you ladies and gentlemen for participating in the call. Should you have missed anything during the call, the audio archive of this call will be available after 2 hours from now and we would also be putting up a transcript of this call very soon. Of course should you need any clarification the investor relations team would be delighted to talk to you. We look forward to talking to you again next quarter and have a nice day.
I would also like to make a comment that due to a family bereavement Sridhar is in India and will be back in the US next week, so you could contact him probably early next week.
Moderator
Thank you. Ladies and gentlemen, this conference will be available for replay after 12:45 p.m. today through November 1st 2006 at midnight. You may access the conference replay system at any time by dialing 1-800-4756701 and entering the access code 844485. International participants dial 320-3653844. Those numbers again are 1-800-4756701 and 320-3653844, again with the access code 844485. That does conclude our conference for today. Thank you for your participation and for using AT&T executive teleconference.